SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aradigm Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

038505301
(CUSIP Number)

Mark Goldstein First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105 (212) 698-3101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505301	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 114,004,319 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 114,004,319 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 114,004,319 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.36%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 038505301	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON First Eagle Value in Biotechnology Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,422,298 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,422,298 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 57,422,298 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.85%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 038505301	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON 21 April Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,510,363 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,510,363 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,510,363 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.93%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 038505301	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, no par value (the "Common Stock") of Aradigm Corporation, a California corporation (the "Issuer"). The principal executive office of the Issuer is located at 3929 Point Eden Way, Hayward, California 94545.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) First Eagle Investment Management, LLC, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940 ("FEIM"), (ii) First Eagle Value in Biotechnology Master Fund, Ltd., a Cayman Islands exempted company ("FEVIB"), and (iii) 21 April Fund, Ltd., a Cayman Islands exempted company ("April LTD" and together with FEIM and FEVIB, the "Reporting Persons"). The Common Stock reported herein is held by various clients in accounts under FEIM's management and control, including accounts for FEVIB and April LTD. Messrs. Daniel DeClue and Michael M. Kellen (together, the "Portfolio Managers") are each the portfolio manager for FEVIB and April LTD, respectively, and, as such, have the authority to make decisions regarding the voting and disposition of the Common Stock held by those accounts for which they act as the portfolio manager. Mr. Kellen is Vice Chairman of FEIM, Ms. Bridget A. Macaskill is the Chief Executive Officer of FEIM and Mr. John P. Arnhold is the Chairman of FEIM (collectively, the "Principals"). Messrs. Martin Byrne, Curtis L. Lowell and Steven Schaefer (collectively, the "Directors") serve as directors of FEVIB and April LTD.

(b) The principal business address of the Reporting Persons, the Principals and the Portfolio Managers is 1345 Avenue of the Americas, New York, New York 10105. The principal business address of Mr. Byrne is c/o International Management Services Ltd., P.O. Box 61, Harbour Centre, George Town, Grand Cayman, E9, 00000. The principal business address of Messrs. Lowell and Schaefer is c/o Citco Fund Services (Cayman Islands) Ltd, 89 Nexus Way, 2nd Floor, P.O. Box 31106, Grand Cayman, E9, KY1-1205.

(c) The principal business of FEIM, the Principals and the Portfolio Managers is investing for client accounts under their management. The principal business of FEVIB and April LTD is investing in securities. The principal business of the Directors is serving as director for investment funds, including FEVIB and April LTD.

(d) None of the Reporting Persons, Principals or Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Messrs. Kellen, Arnhold and Lowell and Ms. Macaskill are United States citizens, Mr. Byrne is a citizen of Ireland and Mr. Schaefer is a citizen of Germany.

CUSIP No. 038505301	SCHEDULE 13D	Page 6 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock reported herein was acquired at an aggregate purchase price of approximately $19.8 million. Such Common Stock was acquired with investment funds in client accounts, including FEVIB and April LTD, under FEIM's management and margin borrowings described in the following sentence. Such Common Stock is held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 038505301	SCHEDULE 13D	Page 7 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on December 17, 2012, (i) FEIM is deemed to be the beneficial owner of 114,004,319 shares of Common Stock, constituting approximately 45.36% of the outstanding Common Stock (which includes the Common Stock which FEVIB and April LTD may be deemed to beneficially own), (ii) FEVIB is deemed to be the beneficial owner of 57,422,298 shares of Common Stock, constituting approximately 22.85% of the outstanding Common Stock, and (iii) April LTD is deemed to be the beneficial owner of 32,510,363 shares of Common Stock, constituting approximately 12.93% of the outstanding Common Stock. The aggregate percentage of Common Stock reported herein is based upon 251,346,385 shares of Common Stock outstanding, which was calculated by adding (i) the 201,346,385 shares of Common Stock outstanding as of September 30, 2012 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 8, 2012, and (ii) the 50,000,000 aggregate shares of Common Stock issued by the Issuer pursuant to the Securities Purchase Agreement (as defined in Item 6 herein).

(b) By virtue of investment management agreements with its clients, including FEVIB and April LTD, FEIM shares with such clients voting and dispositive powers over the 114,004,319 shares of Common Stock reported herein, which powers are exercised by the Principals and the Portfolio Managers.

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction in the Common Stock during the past sixty days.

(d) Other than clients of the Reporting Persons, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 11, 2012, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”), which is referenced as Exhibit 1 hereto and incorporated by reference herein, with FEVIB, April LTD and the other investors listed on the Schedule of Buyers attached thereto (collectively, the "Buyers"), pursuant to which the Issuer agreed to issue and sell to the Buyers an aggregate of 50,000,000 shares of Common Stock in a private placement for a purchase price of $0.12 per share. The Reporting Persons and their affiliates purchased an aggregate of 41,666,667 shares of Common Stock pursuant to the Securities Purchase Agreement. The Securities Purchase Agreement contains customary representations and warranties and covenants of the Company and the Buyers. In addition, the Issuer has agreed to provide customary indemnification to the Buyers, their affiliates and agents against certain liabilities. The issuance and sale of Common Stock pursuant to the Securities Purchase Agreement was consummated on December 12, 2012.

CUSIP No. 038505301	SCHEDULE 13D	Page 8 of 9 Pages

In connection with the Securities Purchase Agreement, the Issuer and the Buyers entered into a Registration Rights Agreement, dated December 11, 2012 (the "Registration Rights Agreement"), pursuant to which the Issuer is required to file a registration statement with the Securities and Exchange Commission (the "SEC") for the resale of the Common Stock purchased pursuant to the Securities Purchase Agreement. The Issuer has agreed not to file any other registration statement (other than a registration statement on Form S-8) until the Common Stock purchased is covered by an effective registration statement or may be freely sold under Rule 144 of the Securities Act. The Registration Rights Agreement is referenced as Exhibit 2 hereto and incorporated by reference herein.

In addition, the Reporting Persons are parties to an agreement (the "Joint Filing Agreement") with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 3 and is incorporated by reference herein.

Other than the Securities Purchase Agreement, the Registration Rights Agreement and the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

	Exhibit	Description
	1	Securities Purchase Agreement, dated December 11, 2012, by and among Aradigm Corporation and the buyers identified therein (incorporated by reference to Exhibit No. 10.1 to the Issuer's Current Report on Form 8-K filed on December 12, 2012).
	2	Registration Rights Agreement, dated December 11, 2012, by and among Aradigm Corporation and the buyers identified therein (incorporated by reference to Exhibit No. 10.2 to the Issuer's Current Report on Form 8-K filed on December 12, 2012).
	3	Joint Filing Agreement, dated December 18, 2012.

CUSIP No. 038505301	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2012

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Manager

By:	/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

21 APRIL FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Manager

By:	/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President